EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BCV6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

October 8, 2020

A SUCCESSFUL RESOLUTION TO THE STRIKE AT THE AVINO MINE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") is pleased to announce that, through continued good faith negotiations, the Company and the Mexican Mining Union have reached an agreement and the strike at the mine has ended.

“We have reached a conclusion to the strike at the Avino Mine. Negotiations were ongoing during the last 12 weeks and a successful resolution to a challenging situation has been achieved,” said David Wolfin, President and CEO. “I would like to thank our Mexican management team who worked tirelessly to oversee the negotiations and bring this to a close. We have a long history of good employee and community relations and I would like to thank the many dedicated workers and members of the community for their support.”

The strike has ended, and due to an extended period of inactivity at the mine, and before the company can restart operations, we will carry out a comprehensive evaluation of all underground, milling and surface equipment to ensure all are in excellent working condition.

Avino continues to move forward with the proposed dry-stack, tailings storage facility (“TSF#2”), as mentioned in the Company’s news release dated February 10, 2020. TSF#2 is on privately owned Avino land, is permitted, and is currently in the final stage prior to commencing construction.

The Company is looking forward to positive discussions between the community of Panuco de Coronado and the State Government which should help to provide the social approval to move forward with the Construction of TSF#2. Their combined support is important to the vitality of the community and will aid in restarting production activities. The restart of production activities is expected to provide significant direct economic benefits and stimulus for the local communities.

We wish to thank all our stakeholders, shareholders, local communities and employees for their support and patience during the last few months, and we can now all focus on the future.

On Behalf of the Board

“David Wolfin”
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – October 8, 2020

News Release

A Successful Resolution to the Strike at the Avino Mine

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, including but are not limited to, the Company’s ability to meet its production guidance at levels achieved prior to March 31, 2020. prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.